FOR IMMEDIATE RELEASE            Contact: Guy T. Marcus
07/22/98                                  Vice President-Investor Relations
                                          (214) 978-2691

            HALLIBURTON 1998 SECOND QUARTER NET INCOME UP 34 PERCENT

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) reports 1998 second quarter net income of $136.5 million ($ .51 per share diluted), an increase of 34 percent compared to $101.9 million ($ .40 per share diluted) earned in the 1997 second quarter. Strong profitability improvements were experienced by both of the company's business segments. Halliburton's consolidated revenues totalled $2,475.6 million in the 1998 second quarter, 11 percent higher than last year's second quarter.
         For the six month period ending June 30, 1998, net income increased 38 percent to $254.3 million ($. 95 per share diluted) while revenues were 17 percent higher than the 1997 six month period.
         The Energy Group business segment's revenues were $1,707.0 million in the 1998 second quarter, 17 percent higher than the year ago quarter. Strongest revenue growth was recorded by the Brown & Root Energy Services and Halliburton Energy Services business units. International revenues increased by more than 20 percent in the 1998 second quarter compared to a year ago. The segment's strong international presence countered slower growth in the U.S .

                                Page 5 of 8 Pages
                       The Exhibit Index Appears on Page 4

         The Energy Group's 1998 second quarter operating income increased 24 percent to $198.3 million compared to the prior year period. With operating income growing faster than revenues, the segment's operating margin improved to
11.6 percent for the 1998 second quarter compared to 11.0 percent in the 1997 quarter.
         The Engineering and Construction Group business segment's 1998 second quarter operating income increased 66 percent to $49.9 million compared to the 1997 quarter, although revenues were essentially the same as a year ago. Second quarter operating income benefitted from a claim on a Middle Eastern construction project. The 1998 second quarter operating margin for the segment improved to 6.5 percent compared to last year's 3.9 percent. Stronger financial results were experienced by the chemicals/olefins and refining lines of business.
         Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "Halliburton continues to make good financial progress despite uncertainty over future oil demand and the slowing of some of our customers' exploration and production activities during the quarter. This uncertainty hanging over the industry will continue to influence spending plans for the second half of the year, as well. We are monitoring market conditions and will make appropriate adjustments to sustain operating efficiencies. However, I believe that Halliburton's integrated organizational structure and breadth of capabilities gives us a significant advantage in serving our


                                Page 6 of 8 Pages
                       The Exhibit Index Appears on Page 4
customers, particularly when many of them are facing some tough decisions. Prospects for a continuation for future growth in the company's engineering and construction related activities are enhanced by a total backlog of $7.3 billion at the end of the 1998 second quarter, up five percent compared to the first quarter."
         Cheney continued, "Halliburton and Dresser Industries, Inc. (NYSE:DI) continue to make progress towards completing previously announced plans for the companies to merge. In June shareholders of both companies voted in favor of proposals to merge the companies and in recent weeks the merger has received clearances from the European Commission and the Canadian Bureau of Competition Policy. At the present time the companies have other regulatory filings in process with the U.S. Department of Justice and regulatory agencies in certain other countries. The companies look forward to completing the merger during the fall of 1998 and begin benefitting from synergies designed to enhance future performance."
                  Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.


                                Page 7 of 8 Pages
                       The Exhibit Index Appears on Page 4



                               HALLIBURTON COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                          Quarter Ended        Six Months Ended
                             June 30               June 30
                      ---------- ---------- ---------- ----------
                         1998       1997       1998       1997
                      ---------- ---------- ---------- ----------
                       Millions of dollars except per share data

Revenues
Energy Group          $ 1,707.0  $ 1,456.4  $ 3,296.2  $ 2,576.7
Engineering and
 Construction Group       768.6      774.7    1,534.7    1,551.9
                      ---------- ---------- ---------- ----------
  Total revenues      $ 2,475.6  $ 2,231.1  $ 4,830.9  $ 4,128.6
                      ========== ========== ========== ==========
Operating income
Energy Group          $   198.3  $   160.1  $   383.3  $   277.3
Engineering and
 Construction Group        49.9       30.0       78.7       59.4
General corporate          (9.8)      (8.1)     (19.6)     (16.0)
                      ---------- ---------- ---------- ----------
  Total operating
   income                 238.4      182.0      442.4      320.7

Interest expense          (12.7)      (9.7)     (24.0)     (15.8)
Interest income             3.5        2.1        6.9        6.5
Foreign currency
 gains (losses)            (0.1)      (0.4)       2.3        0.6
Other nonoperating,
 net                       (0.4)      (0.1)      (0.5)       0.5
                      ---------- ---------- ---------- ----------
Income before
income taxes and
 minority interests       228.7      173.9      427.1      312.5

Provision for
 income taxes             (88.3)     (68.5)    (165.3)    (121.2)

Minority interest
in net income
of subsidiaries            (3.9)      (3.5)      (7.5)      (6.4)
                      ---------- ---------- ---------- ----------
Net income            $   136.5  $   101.9  $   254.3  $   184.9
                      ========== ========== ========== ==========
Basic income
per share             $    0.52  $    0.40  $    0.97  $    0.73

Diluted income
per share             $    0.51  $    0.40  $    0.95  $    0.72

Basic average
common shares
outstanding               262.9      253.1      262.8      252.9

Diluted average
common shares
outstanding               266.5      256.0      266.3      255.7


 Basic and diluted per share amounts are presented in accordance with SFAS 128, "Earnings per Share".



                                Page 8 of 8 Pages
                       The Exhibit Index Appears on Page 4